SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to

COMMISSION FILE NUMBER 0-9924

**PROTECTIVE LIFE CORPORATION
401(k) AND STOCK OWNERSHIP PLAN**

Protective Life Corporation (Issuer)
2801 Highway 280 South
Birmingham, Alabama 35223
(205) 268-1000

Total number of pages in this report
including Exhibits is 16.

Index of Financial Statements at page 2.
Index of Exhibits at page 2.

TABLE OF CONTENTS

Financial Statements and Exhibits

Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Northwest
Suite 1400
Atlanta, GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239
www.pwc.com

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of
Protective Life Corporation 401(k) and Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Protective Life Corporation 401(k) and Stock Ownership Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 7, 2006

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

ASSETS	2005	2004
Investments, at fair value		
Protective Life Corporation common stock	$ 82,994,210	$ 88,555,282
Mutual funds	43,779,828	34,241,119
Collective trust funds	26,154,170	25,328,418
Participant loans	3,887,397	4,048,111
Total investments	156,815,605	152,172,930
Cash	301	---
Participant contributions receivable	216,284	233,471
Employer contributions receivable	1,668,688	2,031,660
Securities sold, not settled	14,938	7,480
Accrued interest receivable	3,677	1,851
Total assets	158,719,493	154,447,392
LIABILITIES		
Accrued expenses and other liabilities	65,461	66,114
Pending loan payments	9,649	8,957
Note payable to affiliate	2,506,893	2,983,157
Accrued interest on note payable to affiliate	188,017	223,737
Total liabilities	2,770,020	3,281,965
Net assets available for benefits	$ 155,949,473	$ 151,165,427

The accompanying notes are an integral part of these financial statements.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

Additions	
Participant contributions	$ 7,891,539
Employer contributions	1,668,688
Net investment income	
Dividends	1,806,301
Interest	238,096
Total net investment income	2,044,397
Net appreciation in the fair value of investments	6,142,019
	17,746,643
Deductions	
Benefits paid to participants	12,690,647
Interest expense on note payable to affiliate	188,017
Investment management fees	83,933
	12,962,597
Net increase	4,784,046
Net assets available for benefits	
Beginning of year	151,165,427
End of year	$ 155,949,473

The accompanying notes are an integral part of these financial statements.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies

Basis of Financial Statements - The financial statements of the Protective Life Corporation 401(k) and Stock Ownership Plan (the "Plan") are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investments – Investments are stated at fair value. Protective Life Corporation common stock ("Employer stock") is valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded. Shares of mutual funds are valued at fair value based on the quoted net asset value of the shares of the fund. Units in collective trust funds are valued at the unit value as reported by the trustee of the collective trust fund on each valuation date. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are reflected as of the trade date. Investment income is recorded when earned. Dividend income is recorded on the ex-dividend date. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Participant Contributions Receivable – Participant contributions are accrued based on unremitted deductions from participating employees' compensation.

At December 31, 2005 and 2004, the carrying amounts of receivables are representative of fair value due to the short maturity of these instruments.

Employer Contributions Receivable – Protective Life Corporation and its subsidiaries (the "Employer") make matching and profit sharing contributions in shares of Employer stock during the first quarter of the following year. These Employer contributions are accrued based on participant contributions and amounts declared by the Board of Directors. The number of shares to be contributed is calculated based on the average fair value of the related shares as defined in the Plan document. The receivable is valued at the quoted market price of the total shares to be contributed based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded.

At December 31, 2005 and 2004, the carrying amounts of receivables are representative of fair value due to the short maturity of these instruments.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 2 - Plan Description

Protective Life Corporation shareholders approved the Plan to provide retirement benefits for eligible employees of the Employer. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation in the Plan is available to all eligible employees of the Employer, as defined in the Plan document.

An account is maintained for each participant in the Plan. The accounts are credited with the participants' elective and rollover contributions, their allocated portion of Employer matching and profit sharing contributions, and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances. Participants' vested account balances represent the benefits available to the participants upon retirement, disability, death, or termination of service.

A participant may elect to receive a lump-sum distribution equal to the vested balance of his/her account or may leave it in the Plan if the vested balance is $5,000 or more. Effective in 2005, a participant may elect to defer payment of his/her benefit if the vested balance is $1,000 or more. However, benefit payments must commence no later than April 1 following the year the participant reaches age 70 ½. Investment of a participant's account in Employer stock shall be distributed in the form of a lump-sum distribution of either Employer stock or cash as the participant (or beneficiary) elects.

The assets of the Plan are held and invested by The Northern Trust Company (the "Trustee"). Accordingly, all investment transactions with the Trustee qualify as party-in-interest transactions.

The Plan is funded by pre-tax participant contributions, not to exceed $14,000 in the year 2005 (plus certain "catch-up contributions" for certain eligible participants), employee rollover contributions, and Employer matching and profit sharing contributions. The Employer matches 100% of participant contributions up to a maximum of 4% of employee compensation deposited to the Plan during the year. The Employer matching contribution is made in Employer stock through an employee stock ownership plan ("ESOP") feature. Eligible participants receive profit sharing contributions if the Employer achieves financial performance goals established by the Board of Directors. The amount of the profit sharing contribution, if any, is between 1% and 3% of an eligible participant's base pay. The profit sharing contribution for 2005 was 3.00% for eligible participants. Participant elective contributions cannot exceed 25% of total employee compensation. Participant contributions, made on a pre-tax basis, qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code ("IRC"). Participant contributions, Employer matching and profit sharing contributions, and earnings thereon are not subject to Federal income tax until the funds are disbursed from the Plan.

All participant contributions and rollover contributions are fully vested at all times. With respect to Employer matching and profit sharing contributions, the Plan was revised as of December 31, 1999 to state that any employee who is active on or after January 1, 2000 will be 100% vested. Forfeitures occur when a nonvested participant receives a distribution of the full vested value of his account or incurs five consecutive one year breaks in service, as defined in the Plan document. Amounts forfeited will be applied to reduce future Employer contributions. As of December 31, 2005, 565 forfeited shares were available to reduce future Employer contributions (Note 4).

Provisions of the Plan allow participants to obtain loans based on their individual account balance. Personal loans are made for terms of twelve to sixty months at a rate of interest equal to the prime rate plus 1%. Loans to acquire a principal residence are made for terms up to 15 years. Interest earned on the loans is reinvested in the Plan. Interest rates on outstanding participant loans ranged from 5.00% to 11.50% at December 31, 2005 and 5.00% to 11.50% at December 31, 2004.

Administrative expenses are paid by the Employer, except brokerage commissions paid on Employer stock fund transactions and investment management fees. Commissions paid on Employer stock fund transactions were $33,361 in 2005. These commissions (paid to Northern Trust Securities, Inc., an affiliate of the Trustee) are reflected in the financial statements as a reduction of employee contributions and reduction of proceeds on sale. Investment management fees on mutual funds are reflected in the respective fund's net asset value and are paid by the participants. Investment management fees on collective trust funds of $83,933 were paid by participants in 2005 and are reflected in the Statement of Changes in Net Assets Available for Benefits.

Participating employees elect to authorize the Employer to withhold amounts from their salary and deposit the amounts, in varying percentages, into various investment options offered by the Plan. The Plan currently offers six mutual and three collective trust funds, as well as Employer stock, as investment options. All Employer matching and profit sharing contributions are invested in Employer stock. Effective January 1, 2003, the Plan was amended to allow (a) participants age 55 and older to withdraw or diversify into other fund options up to 100% of ESOP balances at any time and (b) participants under age 55 to diversify up to 50% of ESOP balances into other fund options at any time.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - Investments

Investment information at December 31, 2005 and 2004 and for the year ended December 31, 2005 is as follows:

	Fair Value 2005	Fair Value 2004
*Protective Life Corporation common stock	$ 82,994,210	$ 88,555,282
Mutual Funds		
AIM Mid Cap Fund	5,714,001	4,696,994
Dodge & Cox Stock Fund	12,778,951	9,768,748
Neuberger Berman Genesis Trust	9,247,463	5,559,895
Northern Focused Growth Fund (C)	---	8,108,338
Templeton Foreign Fund (Class I)	4,445,757	3,222,014
T. Rowe Price Growth Stock Fund (Adv.)	7,724,051	---
Van Kampen Equity and Income Fund	3,869,605	2,885,130
Total mutual funds	43,779,828	34,241,119
Collective Trust Funds		
Northern Russell 3000 Index Fund	1,388,022	1,190,793
Northern S&P 500 Index Fund	8,393,189	8,185,261
Northern Stable Value Fund	15,320,147	14,912,010
*Northern Short-Term Investment Fund	1,052,812	1,040,354
Total collective trust funds	26,154,170	25,328,418
Participant loans	3,887,397	4,048,111
Total investments	$ 156,815,605	$ 152,172,930

During the year ended December 31, 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,142,019 as follows:

Mutual funds	$ 3,231,939
Collective trust funds	1,120,651
*Protective Life Corporation common stock	1,789,429
	$ 6,142,019

The following is a summary of assets held in excess of 5% of the Plan's net assets available for benefits at December 31, 2005 and 2004:

	2005	2004
*Protective Life Corporation common stock (1,896,143 and 2,074,380 shares, respectively)	$ 82,994,210	$ 88,555,282
Dodge & Cox Stock Fund	$ 12,778,951	$ 9,768,748
Neuberger Berman Genesis Trust	$ 9,247,463	---
Northern Focused Growth Fund (C)	---	$ 8,108,338
Northern S&P 500 Index Fund	$ 8,393,189	$ 8,185,261
Northern Stable Value Fund	$ 15,320,147	$ 14,912,010

*Investment includes both participant-directed and non-participant-directed amounts.

NOTE 4 - Unallocated Shares and Note Payable to Affiliate

During 1990, the Plan acquired 2,080,000 (adjusted for the June 1995 and April 1998 2-for-1 stock splits) shares of Employer stock from the Employer at a cost of $6,890,000. At December 31, 2005, 480,356 of these shares had not been allocated to Plan participants' accounts. At December 31, 2004, 594,961 of these shares had not been allocated to Plan participants' accounts. The fair value of the unallocated shares at December 31, 2005 and 2004 was $21,025,182 and $25,398,885, respectively. The purchase of these shares was financed through the issuance of a note payable to the Employer in the amount of $6,890,000. The note payable is secured by the unallocated shares. The balance of the note at December 31, 2005 and 2004 was $2,506,893and $2,983,157 respectively. The note bears interest at an annual rate of 7.5%. Dividends paid by the Employer on the unallocated shares will be used to retire the note. To the extent that scheduled principal and interest payments exceed the Plan's ability to make such payments from unallocated dividends received, additional contributions will be made by the Employer for the purpose of making such payments.

Aggregate maturities of the note are as follows:

Year ended December 31	
2006	$ 511,982
2007	550,382
2008	591,660
2009	636,035
2010	216,834
	$ 2,506,893

Subsequent to December 31, 2005, the Employer's 2005 matching and profit sharing contribution was made in the total amount of $6,027,981 by allocating to Plan participants 99,286 of the previously unallocated shares, purchasing 6,690 shares from the Employer, and the Employer contributing 38,124 shares. The 38,124 shares contributed by the Employer have been accrued by the Plan as Employer contributions receivable in the accompanying Statement of Net Assets Available for Benefits at December 31, 2005.

NOTE 5 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31 2005	December 31 2004
Assets:		
Protective Life Corporation common stock	$ 67,457,698	$ 71,073,908
Northern Short-Term Investment Fund	1,018,200	995,623
Employer contributions receivable	1,668,688	2,031,660
Securities sold, not settled	14,370	---
Accrued interest receivable	3,404	1,704
Total assets	$ 70,162,360	$ 74,102,895
Liabilities		
Accrued expenses and other liabilities	$ ---	$ 450
Note payable to affiliate	2,506,893	2,983,157
Accrued interest on note payable to affiliate	188,017	223,737
Total liabilities	2,694,910	3,207,344
Net assets	$ 67,467,450	$ 70,895,551

	Year Ended December 31, 2005
Changes in net assets:	
Dividends and interest	$ 1,251,580
Net appreciation	1,455,064
Transfers to other funds within Plan	(3,321,670)
Employer contribution	1,668,688
Benefits paid to participants	(4,293,746)
Interest expense	(188,017)
Total changes in net assets	$ (3,428,101)

NOTE 6 - Income Tax Status

The Internal Revenue Service has determined and informed the Plan by a letter dated March 24, 2004, that the Plan, as then designed, was in compliance with applicable requirements of the IRC and was, therefore, exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan's financial statements.

NOTE 7 – Termination Priorities

In the event the Plan is terminated, the amount of each participant's account balance becomes fully vested, and shall not thereafter be subject to forfeiture. Unallocated shares shall be allocated to the accounts of all participants in accordance with the provisions of the Plan after payment of the note payable. All assets will be distributed based on the fair value of assets available for benefits.

SUPPLEMENTAL SCHEDULE

PROTECTIVE LIFE CORPORATION 401(K) and STOCK OWNERSHIP PLAN
EIN 95-2492236 Plan 003

SUPPLEMENTAL SCHEDULE I

SCHEDULE H, Line 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

a.	b. Identity of Issue Borrower, Lessor, or Similar Party	c. Description of Investment	d. Cost	e. Current Value
*	Protective Life Corporation	Common Stock	$ 21,757,055 A	$ 82,994,210
	AIM Mid Cap Fund	Mutual Fund	B	5,714,001
	Dodge & Cox Stock Fund	Mutual Fund	B	12,778,951
	Neuberger Berman Genesis Trust	Mutual Fund	B	9,247,463
*	Northern Russell 3000 Index Fund	Collective Trust Fund	B	1,388,022
*	Northern S&P 500 Index Fund	Collective Trust Fund	B	8,393,189
*	Northern Short-Term Investment Fund	Collective Trust Fund	1,052,812 A	1,052,812
*	Northern Stable Value Fund	Collective Trust Fund	B	15,320,147
	T. Rowe Price Growth Stock Fund	Mutual Fund	B	7,724,051
	Templeton Foreign Fund (Class I)	Mutual Fund	B	4,445,757
	Van Kampen Equity and Income Fund	Mutual Fund	B	3,869,605
*	Participant loans	Loans, various maturities and interest rates ranging from 5.00% to 11.50%	$0	3,887,397
Total				$ 156,815,605

* Party-in-interest
A Includes cost of both participant-directed and nonparticipant-directed investments
B Cost of participant-directed investments is not required

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROTECTIVE LIFE CORPORATION
401(K) AND STOCK OWNERSHIP PLAN

BY: PROTECTIVE LIFE CORPORATION
RETIREMENT COMMITTEE
(Plan Administrator)

By: D. Scott Adams
D. Scott Adams

Date: June 12, 2006

Exhibit 24

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-61847) of Protective Life Corporation of our report dated June 7, 2006 relating to the financial statements of Protective Life Corporation 401(k) and Stock Ownership Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Atlanta, Georgia
June 7, 2006